SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               For August 19, 2005



                                  CNOOC Limited

                 (Translation of registrant's name into English)
              ------------------------------------------------------



                                   65th Floor
                               Bank of China Tower
                                 One Garden Road
                               Central, Hong Kong
                    (Address of principal executive offices)

              ------------------------------------------------------





(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F     X                Form 40-F
                              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                            No           X
                              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Announcement
--------------------

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



                                [GRAPHIC OMITTED]

                                 CNOOC Limited
                          [CHINESE CHARACTERS OMITTED]
(incorporated in Hong Kong with limited liability under the Companies Ordinance)
                                (Stock Code: 883)

                              QUALIFIED ACCOUNTANT

-------------------------------------------------------------------------------
Mr. Yu, a senior accountant of the Company, ceased employment with the Company on 10 August 2005. Accordingly, the Existing Rule 3.24 Waiver ceased when Mr. Yu's employment with the Company ceased.

The Company has applied for, and the Stock Exchange has granted, a temporary waiver from strict compliance with Rule 3.24 of the Listing Rules in relation to the requirement for the Company to appoint a qualified accountant for a period of 3 months from 10 August 2005. The Company proposes to apply for a formal waiver on terms similar to the Existing Rule 3.24 Waiver as soon as it appoints a replacement to Mr. Yu.
-------------------------------------------------------------------------------

Reference is made to CNOOC Limited's (the "Company") announcement dated 5 January 2005 in relation to the conditional waiver from strict compliance with Rule 3.24 of the Listing Rules in relation to the appointment of a qualified accountant granted by The Stock Exchange of Hong Kong Limited (the "Stock Exchange") for a period of 3 years from 31 December 2004 (the "Existing Rule
3.24 Waiver").

The Existing Rule 3.24 Waiver was conditional on Mr. Gary Yu ("Mr. Yu"), a senior accountant of the Company and a fellow member of the Hong Kong Institute of Certified Public Accountants ("HKICPA"), assisting Mr. Li Feilong ("Mr. Li"), a member of the senior management team of the Company. Mr. Li meets all the requirements of a qualified accountant of the Company as set out in Rule 3.24 of the Listing Rules, except that he is not a fellow or associate member of HKICPA or a similar body of accountants recognised by the HKICPA for the purposes of granting exemptions from the examination requirement for membership of HKICPA.

Mr. Yu ceased employment with the Company on 10 August 2005. The Existing Rule
3.24 Waiver ceased when Mr. Yu's employment with the Company ceased. The Company has applied for, and the Stock Exchange has granted, a temporary waiver from strict compliance with Rule 3.24 of the Listing Rules in relation to the requirement for the Company to appoint a qualified accountant for a period of 3 months. The Company proposes to apply for a formal waiver on terms similar to the Existing Rule 3.24 Waiver as soon as it appoints a replacement to Mr. Yu.

As at the date of this announcement, the Board comprises of:

Executive Directors
Chengyu Fu (Chairman)
Han Luo
Shouwei Zhou
Guangqi Wu

Independent non-executive Directors:
Sung Hong Chiu

Professor Kenneth S. Courtis
Evert Henkes
Tse Hau Yin, Aloysius

                                               By Order of the Board
                                                   CNOOC Limited
                                                     Yunshi Cao
                                                 Company Secretary

Hong Kong, 19 August 2005

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CNOOC Limited


                                          By:  /s/ Cao Yunshi
                                               -----------------------------
                                               Name:   Cao Yunshi
                                               Title:  Company Secretary

Dated: August 19, 2005